Exhibit 99.1

DHT Holdings, Inc. Announces Resignation of Director

HAMILTON, BERMUDA, March 3, 2015 - DHT Holdings, Inc. (NYSE:DHT) (“DHT”) announced today that Rolf Wikborg has resigned as a director from its board of directors.  Mr. Wikborg has served on the board of DHT and its predecessor since inception in 2005.  Mr. Erik A. Lind, Chairman of DHT said: “We wish to thank Rolf for his valuable contributions through some ten years of service.”

About DHT Holdings, Inc.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC, Suezmax and Aframax segments. We operate through our integrated management companies in Oslo, Norway and Singapore. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a transparent corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.

Contact: DHT Holdings, Inc.
Erik A. Lind, Chairman
Phone: +44 207 518 6700